QuickLinks -- Click here to rapidly navigate through this document

Exhibit 2.5

EMPLOYMENT SEPARATION AND GENERAL RELEASE AGREEMENT

        This Employment Separation and General Release Agreement (this "Separation Agreement"), is entered into this 28th day of July 2005, by and between Charles W. Jepson, an individual ("Jepson"), and Extended Systems, Incorporated, a Delaware corporation ("ESI").

        WHEREAS, Jepson has been employed as the President and Chief Executive Officer of ESI;

        WHEREAS, and Jepson and ESI have entered into the Change of Control Employment Agreement dated May 19, 2004 (the "CIC Agreement") and the Employment Agreement dated May 19, 2004 (the "Employment Agreement");

        WHEREAS, Sybase, Inc., a Delaware corporation ("Parent"), Ernst Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and ESI have entered into that certain Agreement and Plan of Merger dated as of July 28, 2005 (the "Merger Agreement") pursuant to which the Merger Sub will be merged with and into ESI, the separate corporate existence of Merger Sub shall cease and ESI shall continue as the surviving corporation, and ESI shall thereupon become a wholly-owned subsidiary of Parent.

        WHEREAS, in consideration of the consideration to be received herein, Jepson and Parent have entered into a Noncompetition Agreement dated July 28, 2005 (the "Noncompetition Agreement"), which shall become effective upon the occurrence of the Effective Time.

        WHEREAS, Jepson and ESI have mutually agreed to terminate Jepson's employment relationship with ESI upon the terms set forth herein and to satisfy their respective obligations under the CIC Agreement and Employment Agreement;

        NOW, THEREFORE, in consideration of the covenants undertaken and the releases contained in this Separation Agreement, Jepson and ESI agree as follows:

        I.    Resignation.    Jepson hereby resigns as an officer, director, employee, member, manager and in any other capacity with ESI and each of its affiliates, immediately after the Effective Time (as such term is defined in the Merger Agreement) (the "Separation Date"). Concurrently with the execution of this Separation Agreement, Jepson shall execute the letter attached as Exhibit A hereto and promptly deliver such letter to ESI. Absent the occurrence of the Effective Time, such resignation shall be null and void and shall be of no force or effect. ESI and its affiliates hereby accept such resignation, effective immediately. Jepson acknowledges and agrees that other than with respect to the amounts set forth in Article II hereof, he has received all amounts owed for his regular and usual salary (including, but not limited to, any severance, overtime, bonus, accrued vacation, commissions, or other wages) and benefits, and that all payments due to Jepson from ESI after the Separation Date shall be determined under this Separation Agreement (except as to payments Jepson may be entitled to pursuant to the Merger Agreement in respect of his ESI stock options and common stock).

        II.    Severance.

          A.    Severance Pay.    ESI shall pay as severance pay to Jepson a lump sum amount of $505,000, less standard withholding and authorized deductions, within thirty days after his return of this executed Agreement to ESI (the "Severance Payment"). Jepson shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Agreement be reduced by any compensation earned by Jepson as a result of employment by another company, self-employment or otherwise.

          B.    Benefits.    Jepson and ESI have agreed that in connection with the transactions contemplated by the Merger Agreement, ESI will make a one time payment to Jepson of $36,000 (the "Benefits Payment") to assist Jepson in paying for his medical, dental and vision insurance contemplated by Section 6.1(b) of the CIC Agreement. Such one-time payment shall be made to

  Jepson within 30 days of his Separation Date with ESI. Notwithstanding Section 6.1(b) of the CIC Agreement, ESI will have no obligation to provide any such benefits to Jepson and Jepson will have no other rights pursuant to Section 6.1(b) of the Agreement to payment of any benefits whatsoever other than the one-time payment contemplated above; provided, however, Jepson may participate in any continuation of medical, dental and vision benefits of ESI at his own expense for a period not to exceed the maximum benefit period pursuant to the Consolidated Omnibus Budge Reconciliation Act of 1985, as amended. Once any benefit plan of ESI is terminated pursuant to which Jepson is receiving COBRA continuation coverage or had the right to elect COBRA continuation coverage, Parent will offer Jepson COBRA continuation coverage under its most-analogous plan for the duration of the normal COBRA continuation period. See, e.g., Treas. Reg. Section 54.4980B-2. The Company will obtain Parent's agreement to provide continuation coverage pursuant to this section.

          C.    No Other Benefits.    The Severance Payment and Benefits Payment are for and in lieu of any other payments or benefits (and, except as specifically provided herein, none shall accrue) beyond the Separation Date or pursuant to the CIC Agreement or Employment Agreement. Jepson specifically acknowledges and agrees that he is entitled to receive no severance pay or other benefits pursuant to any severance plan or policy of ESI or any of its affiliates.

          D.    Potential Section 280G Cutback.

            1.     Notwithstanding any other provision herein or in the Employment Agreement, CIC Agreement or any other employment, severance, change in control or similar agreement to the contrary, to the extent that any payment or distribution of any type to or for the benefit of Jepson by ESI or any of its affiliates, whether paid or payable or distributed or distributable pursuant to the terms of this Separation Agreement or otherwise (including, without limitation, any accelerated vesting of stock options or restricted stock granted by ESI) (collectively, the "Total Payments") is or will be subject to the excise tax imposed under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") (which reference includes, for purposes of this Separation Agreement, any similar successor provision to Section 4999), then the Total Payments shall be reduced (but not below zero) so that the maximum amount of the Total Payments (after reduction) shall be one dollar ($1.00) less than the amount which would cause the Total Payments to be subject to the excise tax imposed by Section 4999 of the Code. Any such reduction shall be made by reducing any cash severance benefits. Unless ESI, Parent and Jepson otherwise agree in writing, any determination required under this Section shall be made in writing by KPMG LLP (the "Accountants"), whose determination shall be conclusive and binding upon Jepson and ESI for all purposes. For purposes of making the calculations required by this Section, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. ESI and the Employee shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section. ESI shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section. ESI, Parent and Jepson agree that KPMG shall make such determination prior to the Effective Time.

            2.     In the event that any Total Payments made to Jepson shall be determined by the Accountants to result in the imposition of any tax under Section 4999 of the Code, Jepson shall promptly repay the amount of such excess to ESI together with interest on such amount (at the same rate as is applied to determine the present value of payments under Section 280G or any successor thereto), from the date the reimbursable payment was received by Jepson to the date the same is repaid to ESI. In the event that the amount paid pursuant to Section II of this agreement shall be less than the Total Payments less $1, the Company shall promptly repay the difference to Jepson together with interest on such amount (at the same rate as is applied to determine the present value of payments under Section 280G or any successor thereto), from the date the Total Payment would have been received by Jepson to the date the same is repaid to Jepson.

            3.     Any provision of the Employment Agreement, CIC Agreement or any other employment, severance, change in control or similar agreement by which ESI or any of its affiliates would otherwise make a "gross up" or similar payment to Jepson with respect to Section 280G of the Code, Section 4999 of the Code or any similar or successor provision of Federal or state law is hereby deleted in its entirety and Jepson shall have no rights with respect thereto.

        III.    Release.    Jepson on behalf of himself, his descendants, dependents, heirs, executors, administrators, assigns, and successors, and each of them, hereby covenants not to sue and fully releases and discharges ESI and each of its parents, subsidiaries and affiliates, past and present, as well as its and their trustees, directors, officers, members, managers, partners, agents, attorneys, insurers, employees, stockholders, representatives, assigns, and successors, past and present, and each of them, hereinafter together and collectively referred to as the "Releasees," with respect to and from any and all claims, wages, demands, rights, liens, agreements, contracts, covenants, actions, suits, causes of action, obligations, debts, costs, expenses, attorneys' fees, damages, judgments, orders and liabilities of whatever kind or nature in law, equity or otherwise, whether now known or unknown, suspected or unsuspected, and whether or not concealed or hidden, which he now owns or holds or he has at any time heretofore owned or held or may in the future hold as against any of said Releasees, arising out of or in any way connected with his service as an officer, director, employee, member or manager of any Releasee, his separation from his position as an officer, director, employee, manager and/or member, as applicable, of any Releasee, or any other transactions, occurrences, acts or omissions or any loss, damage or injury whatever, known or unknown, suspected or unsuspected, resulting from any act or omission by or on the part of said Releasees, or any of them, committed or omitted prior to the date of this Separation Agreement including, without limiting the generality of the foregoing, any claim under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Family and Medical Leave Act of 1993, the California Fair Employment and Housing Act, the California Family Rights Act, or any claim for severance pay, bonus, sick leave, holiday pay, vacation pay, life insurance, health or medical insurance or any other fringe benefit, workers' compensation or disability; provided that such release shall not apply to (1) any obligation created by or arising out of this Separation Agreement for which receipt or satisfaction has not been acknowledged, (2) any right to indemnification that Jepson may have pursuant to ESI's Bylaws or under applicable laws with respect to any losses that Jepson may in the future incur with respect to his past service as an officer, director or employee of ESI, (3) with respect to any such losses, any rights that Jepson may have to insurance coverage for such losses under any ESI directors and officers liability insurance policy, (4) any rights to indemnification from Parent Jepson may otherwise be entitled to pursuant to Section 5.8 of the Merger Agreement and (5) any payment Jepson may be entitled to pursuant to the Merger Agreement in respect of his ESI stock options and common stock.

        IV.    1542 Waiver.    It is the intention of Jepson in executing this instrument that the same shall be effective as a bar to each and every claim, demand and cause of action hereinabove specified. In furtherance of this intention, Jepson hereby expressly waives any and all rights and benefits conferred upon him by the provisions of SECTION 1542 OF THE CALIFORNIA CIVIL CODE and expressly consents that this Separation Agreement shall be given full force and effect according to each and all of its express terms and provisions, including those related to unknown and unsuspected claims, demands and causes of action, if any, as well as those relating to any other claims, demands and causes of action hereinabove specified. SECTION 1542 provides:

          "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

Jepson acknowledges that he may hereafter discover claims or facts in addition to or different from those which Jepson now knows or believes to exist with respect to the subject matter of this Separation Agreement and which, if known or suspected at the time of executing this Separation Agreement, may have materially affected this settlement. Nevertheless, Jepson hereby waives any right, claim or cause of action that might arise as a result of such different or additional claims or facts. Jepson acknowledges that he understands the significance and consequences of such release and such specific waiver of SECTION 1542.

        V.    ADEA Waiver.    Jepson expressly acknowledges and agrees that by entering into this Agreement, he is waiving any and all rights or claims that he may have arising under the Age Discrimination in Employment Act of 1967, as amended, which have arisen on or before the date of execution of this Separation Agreement. Jepson further expressly acknowledges and agrees that:

          A.    He is hereby advised in writing by this Separation Agreement to consult with an attorney before signing this Separation Agreement;

          B.    He was given a copy of this Separation Agreement on July 28, 2005 and informed that he had twenty-one (21) days within which to consider this Separation Agreement; and

          C.    He was informed that he had seven (7) days following the date of execution of this Separation Agreement in which to revoke this Separation Agreement.

        VI.    No Transferred Claims.    Jepson warrants and represents that he has not heretofore assigned or transferred to any person not a party to this Separation Agreement any released matter or any part or portion thereof and he shall defend, indemnify and hold ESI and each of its affiliates harmless from and against any claim (including the payment of attorneys' fees and costs actually incurred whether or not litigation is commenced) based on or in connection with or arising out of any such assignment or transfer made, purported or claimed.

        VII.    Amendment of CIC Agreement.    Jepson and ESI agree that Article 8 "Full Settlement; Legal Fees" of the CIC Agreement shall be revised in its entirety to read as follows:

  "ESI's obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which ESI may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement, such amounts shall not be reduced whether or not the Executive obtains other employment."

        VIII.    Miscellaneous

          A.    Successors.

            1.     This Separation Agreement is personal to Jepson and shall not, without the prior written consent of ESI, be assignable by Jepson.

            2.     This Separation Agreement shall inure to the benefit of and be binding upon ESI and its respective successors and assigns and any such successor or assignee shall be deemed substituted for ESI under the terms of this Separation Agreement for all purposes. As used herein, "successor" and "assignee" shall include any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires the ownership of ESI or to which ESI assigns this Separation Agreement by operation of law or otherwise.

          B.    Waiver.    No waiver of any breach of any term or provision of this Separation Agreement shall be construed to be, nor shall be, a waiver of any other breach of this Separation Agreement. No waiver shall be binding unless in writing and signed by the party waiving the breach.

          C.    Modification.    This Separation Agreement may not be amended or modified other than by a written agreement executed by Jepson and the Chief Executive Officer of ESI or his designee.

          D.    Complete Agreement.    This Separation Agreement, the Noncompetition Agreement, the CIC Agreement and the Employment Agreement constitute and contain the entire agreement and final understanding concerning Jepson's relationship with ESI and its affiliates and the other subject matters addressed herein between the parties, and supersedes and replaces all prior negotiations and all agreements proposed or otherwise, whether written or oral, concerning the subject matters hereof. ESI's rights and Jepson's obligations pursuant to the return of property, confidential information, assignment of inventions, and similar provisions of any agreement to which either of them was previously bound remain in effect.

          E.    Litigation and Investigation Assistance.    Jepson agrees to reasonably cooperate in the defense of ESI or any of its affiliates against any threatened or pending litigation or in any investigation or proceeding by any governmental agency or body that relates to any events or actions which occurred during or prior to the term of Jepson's employment with ESI. Furthermore, Jepson agrees to reasonably cooperate in the prosecution of any claims and lawsuits brought by ESI or any of its affiliates that are currently outstanding or that may in the future be brought relating to matters which occurred during or prior to the term of Jepson's employment with ESI. From and after the Separation Date, except as requested by ESI or as required by law, Jepson shall not comment upon any (i) threatened or pending claim or litigation (including investigations or arbitrations) involving ESI or any of its affiliates or (ii) threatened or pending government investigation involving ESI or any of its affiliates.

          F.    Severability.    If any provision of this Separation Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of the Separation Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Separation Agreement are declared to be severable.

          G.    Choice of Law.    This Separation Agreement shall be deemed to have been executed and delivered within the State of California, and the rights and obligations of the parties hereunder shall be construed and enforced in accordance with, and governed by, the laws of the State of California without regard to principles of conflict of laws.

          H.    Cooperation in Drafting.    Each party has cooperated in the drafting and preparation of this Separation Agreement. Hence, in any construction to be made of this Separation Agreement, the same shall not be construed against any party on the basis that the party was the drafter.

          I.    Counterparts.    This Separation Agreement may be executed in counterparts, and each counterpart, when executed, shall have the efficacy of a signed original. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

          J.    Arbitration.    Any dispute, claim or controversy arising out of or relating to this Separation Agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, including the determination of the scope or applicability of this agreement to arbitrate, shall be submitted to final and binding arbitration, to be held in San Francisco County, California before a sole arbitrator; provided, however, that provisional injunctive relief may, but need not, be sought in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the arbitrator. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. Judgment on the award may be entered in any court having jurisdiction.

          K.    Advice of Counsel.    In entering this Separation Agreement, the parties represent that they have relied upon the advice of their attorneys, who are attorneys of their own choice, and that the terms of this Separation Agreement have been completely read and explained to them by their attorneys, and that those terms are fully understood and voluntarily accepted by them.

          L.    Supplementary Documents.    All parties agree to cooperate fully and to execute any and all supplementary documents and to take all additional actions that may be necessary or appropriate to give full force to the basic terms and intent of this Separation Agreement and which are not inconsistent with its terms.

          M.    Headings.    The section headings contained in this Separation Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Separation Agreement.

          N.    Effectiveness of Agreement.    This agreement shall be of no force or effect if the Effective Time does not occur or the Merger Agreement is terminated in accordance with its terms. This agreement shall be of no force or effect in the event that the consideration payable to the Jepson pursuant to this Agreement shall not be paid in accordance with its terms. This Agreement may not be amended or waived, nor shall any determination be made hereunder, prior to the Effective Time without the written consent of Parent.

[Remainder of page intentionally left blank.]

        I have read the foregoing Separation Agreement and I accept and agree to the provisions it contains and hereby execute it voluntarily with full understanding of its consequences.

        EXECUTED as of the date first written above, at Ada County, Idaho.

"Jepson"
/s/ CHARLES W. JEPSON Charles W. Jepson

        EXECUTED as of the date first written above, at Ada County, Idaho.

"ESI"
Extended Systems, Incorporated, a Delaware corporation
/s/ VALERIE A. HEUSINKVELD
By:	Valerie A. Heusinkveld
Its:	Chief Financial Officer

EXHIBIT A

RESIGNATION LETTER

Date: July 28, 2005

To: The Board of Directors of Extended Systems, Inc.

From: Charles W. Jepson

        I hereby resign as an employee, officer, director, member, manager and in any other capacity with Extended Systems, Incorporated and each of its subsidiaries, if I hold any such offices, effective immediately after the Effective Time and contingent thereupon as such term is defined in the Agreement and Plan of Merger dated July 28, 2005 by and among Sybase, Inc., Ernst Acquisition Corporation and Extended Systems, Incorporated.

/s/ CHARLES W. JEPSON

Charles W. Jepson

A-1

EXHIBIT B

ENDORSEMENT

        I, Charles W. Jepson, hereby acknowledge that I was given 21 days to consider the foregoing Employment Separation and General Release Agreement and voluntarily chose to sign the Employment Separation and General Release Agreement prior to the expiration of the 21-day period.

        I declare under penalty of perjury under the laws of the state of California, that the foregoing is true and correct.

        EXECUTED this          day of                          2005 [DATE OF CLOSING], at Ada County, Idaho.

Charles W. Jepson

B-1

QuickLinks

  Exhibit 2.5
EMPLOYMENT SEPARATION AND GENERAL RELEASE AGREEMENT
EXHIBIT A
RESIGNATION LETTER
EXHIBIT B
ENDORSEMENT